

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2023

Justin Ferrero
Chief Financial Officer
Sharecare, Inc.
255 East Paces Ferry Road NE, Suite 700
Atlanta, Georgia 30305

      Re: Sharecare, Inc.
           Form 10-K filed March 31, 2023
           Response dated August 7, 2023
           Response dated September 29, 2023
           File No. 001-39535

Dear Justin Ferrero:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Industrial Applications and Services